Via Facsimile and U.S. Mail
Mail Stop 6010

October 4, 2007

Mr. Peter J. Prygelski, III
21st Century Holding Company
3661 West Oakland Park Blvd. Suite 300
Lauderdale Lakes, FL 33311

Re: 21st Century Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 0-25001

Dear Mr. Prygelski:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief